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                             July 21, 2020

       Marco Guidi
       Chief Financial Officer
       Tanzanian Gold Corporation
       22 Adelaide Street West, Suite 3400
       Toronto, Ontario M5H 4E3 Canada

                                                        Re: Tanzanian Gold
Corporation
                                                            Form 20-F for the
Fiscal Year ended August 31, 2019
                                                            Filed December 2,
2019
                                                            Response Letter
dated July 20, 2020
                                                            File Number
001-32500

       Dear Mr. Guidi:

              We have reviewed your July 20, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended August 31, 2019

       Exhibit 15.1 - Consolidated Financial Statements
       Note 21 - Gold Bullion Loans, page 46

   1. We note that you recognized a loss on the embedded derivatives associated with your gold loans of $2.1 million
for the nine month interim period ended May 31, 2020, of which
                                                        $600,000 is ascribed to
the latest quarter and the balance is ascribed to the preceding two interim quarters.
However, you had previously determined that $1.3 million should have been recognized by
August 31, 2019, during prior fiscal years, rather than in subsequent interim periods. Please
comply with the accounting and disclosure requirements for error corrections in
paragraphs 42 and 49 of IAS 8, and paragraph 16A(a) of IAS 34.

                                                        Your disclosures should
identify the corrections applicable to each fiscal year and each subsequent interim
period. Please also adhere to the reporting requirements in General
 Marco Guidi
Tanzanian Gold Corporation
July 21, 2020
Page 2
         Instruction B of Form 6-K, for material information pertaining to your financial condition and results of operations, to discuss the changes that will be undertaken for prior reports to comply with IFRS. In addition to the revisions that you previously agreed to make in an amendment to your 2019 Form 20-F, you should adhere to the accounting and disclosure requirements for error corrections referenced above.

         Please revisit your August 31, 2019 and subsequent evaluations of the effectiveness of disclosure controls and procedures and of internal controls over financial reporting to resolve conflicting conclusions about their effectiveness, as appear on pages 29 and 30 of your annual report and pages 34 and 35 of your most recent interim report.
       You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at
(202) 551-3706 if
you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameMarco Guidi                                   Sincerely,
Comapany NameTanzanian Gold Corporation
                                                                Division of
Corporation Finance
July 21, 2020 Page 2                                            Office of
Energy & Transportation
FirstName LastName